CERTIFICATE         NUMBER: 226896
                                       OF
                                 CHANGE OF NAME

                                  COMPANY ACT

CANADA
PROVINCE OF BRITISH COLUMBIA

                             I Hereby Certify that

                     INTERNATIONAL CONSORT INDUSTRIES INC..

                        has this day changed its name to

                            CRYOPAK INDUSTRIES INC.



     Issued under my hand at Victoria, British Columbia on November 12, 1993 JOHN S. POWELL
Registrar of Companies


CANADA                                            NUMBER
PROVINCE OF BRITISH COLUMBIA                      226896



                          Province of British Columbia
                  Ministry of Finance and Corporate Relations
                             REGISTRAR OF COMPANIES

                                  COMPANY ACT

                                  CERTIFICATE

                             I HEREBY CERTIFY THAT
                              CONSORT ENERGY CORP.

                   HAS THIS DAY CHANGED ITS NAME TO THE NAME
                     INTERNATIONAL CONSORT INDUSTRIES INC.

     GIVEN, UNDER MY HAND AND SEAL OF OFFICE AT VICTORIA, BRITISH COLUMBIA

THIS 30TH DAY OF APRIL, 1990


DAVID W. BOYD
REGISTRAR OF COMPANIES



CANADA                                            NUMBER
PROVINCE OF BRITISH COLUMBIA                      226896

                          Province of British Columbia
                   Ministry of Consumer and Corporate Affairs
                             REGISTRAR OF COMPANIES

                                  COMPANY ACT

                                  Certificate

     I HEREBY  CERTIFY THAT 226896 B.C.  LTD. HAS THIS DAY CHANGED ITS NAME,  TO
THE

NAME CONSORT ENERGY CORP.

     GIVEN UNDER MY HAND AND SEAL OF OFFICE AT VICTORIA, BRITISH COLUMBIA,

THIS 30TH DAY OF MARCH, 1981

L. G. HUCK
DEPUTY REGISTRAR OF COMPANIES



CANADA                                            NUMBER
PROVINCE OF BRITISH COLUMBIA                      310302


                          Province of British Columbia
                  Ministry of Finance and Corporate Relations
                             REGISTRAR OF COMPANIES

                                  COMPANY ACT

                                  Certificate

                             I HEREBY CERTIFY THAT

                                310302 B.C. LTD.

                   HAS THIS DAY CHANGED ITS NAME TO THE NAME

                          CRYOPAK (CANADA) CORPORATION

     GIVEN UNDER MY HAND AND SEAL OF OFFICE AT VICTORIA, BRITISH COLUMBIA,

THIS 22ND DAY OF SEPTEMBER, 1987

ROBERTA J. LOWDON
DEPUTY REGISTRAR OF COMPANIES



CANADA                                            NUMBER
PROVINCE OF BRITISH COLUMBIA                      310302


                          Province of British Columbia
                   Ministry of Consumer and Corporate Affairs
                             REGISTRAR OF COMPANIES

                                  COMPANY ACT

                          Certificate of Incorporation

                             I HEREBY CERTIFY THAT

                                310302 B.C. LTD.

              HAS THIS DAY BEEN INCORPORATED UNDER THE COMPANY ACT

     GIVEN UNDER MY HAND AND SEAL OF OFFICE AT VICTORIA, BRITISH COLUMBIA,

THIS 6TH DAY 0F JUNE, 1986

M. A. JORRE DE ST. JORRE
REGISTRAR OF COMPANIES

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